AMARC 2017 FIELD PROGRAMS UNDERWAY AT IKE AND JOY

September 6, 2017, Vancouver, BC – Amarc Resources Ltd. (“Amarc” or the “Company”) (TSX-V: AHR; OTCBB: AXREF) is pleased to provide an update of its recent corporate activities and 2017 exploration programs. Amarc is focused on developing a new generation of British Columbia (“BC”) porphyry copper mines. By combining strong projects and funding with successful management, Amarc has created a solid platform to create value from exploration and development-stage programs now underway. A new corporate presentation is available for viewing on Amarc’s website at www.amarcresources.com.

Amarc is advancing its 100% owned IKE, DUKE and JOY porphyry copper districts, located in southern, central and northern BC, respectively, each in proximity to industrial infrastructure, power, rail and highways. These projects represent significant potential for the discovery of multiple and important-scale, porphyry copper-gold and copper-molybdenum deposits.

The 462 km2 IKE Project is located 33 km northwest of the historical mining community of Gold Bridge. Through its work over the last three years, Amarc has made a significant new porphyry copper-molybdenum-silver discovery, completing over 12,000 metres of drilling in 21 wide-spaced core holes in the IKE deposit. This drilling indicates the IKE deposit has the potential for extensive resource volumes which remain open to expansion in all directions. Extensive regional surveys have also identified numerous porphyry copper (±molybdenum±gold±silver) deposit targets all within 10 km of the IKE deposit. Amarc believes the IKE Project has the potential to possess the grades and tonnages to develop into an important mining camp. Amarc has partnered with Hudbay Minerals Inc. (“Hudbay”) (TSX-HBM; NYSE:HBM) to efficiently fund the advancement of the IKE Project (see Amarc News Release dated July 6, 2017). As operator, Amarc has mobilized crews to the site for the 2017 exploration season and drilling is now underway, with assay results expected to be received and compiled over the next 3 months. The 2017 exploration expenditure budget for all IKE programs is $3.3 million.

Amarc’s DUKE deposit and an adjacent 190 km2 porphyry copper district is located 80 km northeast of Smithers, BC and 30 km north of former copper-gold mines (Bell and Granisle) operated by Noranda Mines. The DUKE Project area is accessible via logging road from Smithers or Fort St. James. Historically, DUKE has been explored with surface geochemical and geophysical surveys, as well as 30 shallow diamond drill holes. Many of the historical holes drilled intersected significant lengths of porphyry copper-molybdenum-silver-gold mineralization which remains open both laterally and to depth. The surrounding district, which is covered by Amarc mineral claims, hosts multiple second-order porphyry copper deposit targets. Plans are to drill the DUKE deposit target in late fall 2017 with a budget of approximately $1 million.

Amarc’s 72 km2 JOY Project is located 310 km north of Mackenzie, BC and 20 km north of the Kemess District in the province’s Toodoggone region, an area considered to have high potential for the discovery of important scale, porphyry copper-gold and epithermal silver-gold deposits. The prolific Kemess District includes the Kemess South Mine, where Northgate Minerals produced 3 million ounces of gold and 784 million pounds of copper1 over a 12-year period to 2010, and where the current owner AuRico Metals recently secured a BC EA Certificate for its Kemess Underground Project2, and announced a 628 m intercept grading 0.53 g/t Au and 0.41% Cu2 from drilling at its Kemess East Project. Past operators conducted prospecting-style work on the JOY claims – collecting some 3,000 soil samples, 800 rock samples and 30 silt samples – but undertook no drilling. These surface surveys clearly indicate a number of substantial porphyry copper-gold and epithermal silver-gold deposit targets across the JOY property. Most importantly, historical soil and rock sampling along with recent soil surveying has revealed a regionally significant, 9 km2 copper, gold, molybdenum, silver and zinc geochemical anomaly (“Deposit Target One”), which potentially reflects a large and shallowly buried, copper-gold porphyry deposit. Amarc has partnered with Hudbay to efficiently fund the advancement of the JOY Project (see Amarc News Release dated August 22, 2017). As operator, Amarc has mobilized crews to the site for the 2017 exploration season and drilling is now underway with assay results expected to be received and compiled within 2 months. The 2017 exploration budget for all JOY programs is $1.9 million.

Most recently, Amarc concluded option agreements with each of Gold Fields Toodoggone Exploration Corporation and Cascadero Copper Corporation, which enable Amarc to purchase 100% of the 323 km2 PINE mineral property (see Amarc News Release August 29, 2017). The PINE property lies between Amarc’s JOY Project and AuRico’s Kemess developments.

Amarc considers the combined areas of the JOY and PINE mineral claims to be significantly underexplored, and to potentially represent the northern extension of the Kemess copper-gold district. Highly favorable geology, along with results of extensive surface sampling and geophysical surveys, and drilling in 248 holes by past operators, indicate a number of significant copper-gold deposit targets across the PINE property. In addition, Deposit Target One on Amarc’s JOY Project extends for some distance to the east and well onto the PINE property. Extensive field work is planned to commence next summer on the PINE property after community consultation and receipt of required permits from the provincial government.

About Amarc Resources

Amarc is associated with Hunter Dickinson Inc. (“HDI”), a diversified, global mining company with a 29-year history of porphyry discovery and development success. Previous and current HDI porphyry projects include some of BC’s and the world’s most important mineral resources – such as Pebble, Mount Milligan, Kemess South, Kemess North, Gibraltar, Prosperity, Xietongmen, Newtongmen, Florence, Sisson, and Maggie. From its head office in Vancouver, Canada, HDI applies its unique strengths and capabilities to acquire, develop, operate and monetize mineral projects to provide superior returns to shareholders.

________________________________
1 MINFILE Number 094E 094, MINFILE Production Detail Report, BC Geological Survey, Ministry of Energy and Mines, BC.
2 AuRico Metals website – http://www.auricometals.ca/home/default/aspx.

Amarc is committed to working collaboratively with governments and stakeholders to achieve responsible development of its projects, while contributing to sustainable development of the communities in which it works. All work programs are carefully planned to achieve high levels of environmental and social performance.

Qualified Person as Defined Under National Instrument 43-101

Mark Rebagliati, P. Eng., a Qualified Person as defined under National Instrument 43-101, has reviewed and approved the technical content of this release.

For further details on Amarc Resources Ltd., please visit the Company’s website at www.amarcresources.com or contact Dr. Diane Nicolson, President, at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD
Ronald W. Thiessen
Chief Executive Officer

Neither the TSX Venture Exchange nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward Looking and other Cautionary Information

This news release includes certain statements that may be deemed "forward-looking statements". All such statements, other than statements of historical facts that address exploration drilling, exploitation activities and other related events or developments are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: Amarc's projects will obtain all required environmental and other permits and all land use and other licenses, studies and exploration of Amarc's projects will continue to be positive, and no geological or technical problems will occur. The Company cannot guarantee that the Consolidated Loan and issuance of securities contemplated by this release will complete. There is no certainty that the Company will be able to repay the Consolidated Loan or any other outstanding debt or liability of the Company in a timely manner or at all. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, exploration and development of properties located within Aboriginal groups asserted territories may affect or be perceived to affect asserted aboriginal rights and title, which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.